Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For March 2020

PANAMA CITY, April 13, 2020 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2020:

Operating Data	March	March	% Change	FY	FY	% Change
	2020	2019	(YOY)	2020	2019	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,366.6	2,126.6	-35.7%	5,490.7	6,415.4	-14.4%
RPM (mm) (2)	1,003.4	1,771.7	-43.4%	4,473.0	5,344.9	-16.3%
Load Factor (3)	73.4%	83.3%	-9.9p.p.	81.5%	83.3%	-1.9p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Due to the global Coronavirus outbreak, the Company has temporarily grounded its fleet since March 23rd, 2020. As a result, Copa Holdings' capacity (ASMs) decreased 35.7% year over year compared to March 2019, while system-wide passenger traffic (RPMs) decreased 43.4% year over year. The load factor for the month was 73.4%, 9.9 percentage points lower than March 2019.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 14 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774